Bass, Berry & Sims PLC
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY

The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 (901) 543-5900
December 29, 2006
VIA EDGAR AND FED EX
Vincent J. Di Stefano, Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:	Triangle Capital Corporation Registration Statement on Form N-2 File No. 333-138418
Dear Mr. Di Stefano:
     On behalf of Triangle Capital Corporation (the “Company”), we are transmitting for filing one copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-2, File No. 333-138418 (the “Registration Statement”), marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2006.
     The Amendment is being filed in response to comments received from the staff of the Division of Investment Management (the “Staff”) of the Commission by letter dated December 18, 2006, with respect to the Registration Statement. Capitalized terms used but not otherwise defined in this response letter that are defined in the Registration Statement, shall have the meanings set forth in the Registration Statement. We have also noted that you have referred to the registrant throughout the comment letter as the “Fund.” In order to avoid confusion with Triangle Mezzanine Fund LLP, which we have referred to in this letter and in the prospectus as the “Existing Fund,” we have referred to the registrant in this letter as the “Company.”
Prospectus
Cover
     COMMENT 1: Please disclose prominently that the Fund’s securities have no history of public trading. See Item 1.1.i. of Form N-2.
     RESPONSE: In response to the Staff’s comment, we have made the requested change in the first bold-face paragraph on the cover page of the Prospectus.

NASHVILLE Downtown	KNOXVILLE	MEMPHIS	NASHVILLE Music Row	www.bassberry.com

Vincent J. Di Stefano
December 29, 2006

     COMMENT 2: Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks. See Item 1.1.j. of Form N-2.
     RESPONSE: In response to the Staff’s comment, we have made the requested change in the first bold-face paragraph on the cover page of the Prospectus.
     COMMENT 3: The disclosure indicates that the Fund will not become a business development company (“BDC”) until completion of this offering. The Company, however, became a BDC, subject to the requirements of the Investment Company Act of 1940 (the “Act”), at the time it filed its Form N-54A. Please revise the applicable disclosure accordingly and confirm that the Fund is in compliance with the applicable provisions of the Act, including currently operating as a BDC. Also, please note that the Fund is now subject to the reporting requirements of the Securities Exchange Act of 1934, and must be compliant within 60 days of the date of filing its Form 8-A12B.
     RESPONSE: In response to the Staff’s comment, we respectfully note that the first paragraph of the cover page of the Prospectus states that the Company has elected to be treated as a BDC. We supplementally advise the Staff that the Company has not yet effected the formation transactions described in the Prospectus or otherwise raised any capital; accordingly, at this time it has no assets and conducts no operations. The Company has identified four directors who are not “interested persons” who will comprise a majority of the board of directors in compliance with Section 56(a) of the 1940 Act and has procured their respective agreements to serve. However, such persons have not yet formally joined the board of directors. It is anticipated that these persons will join the board of directors prior to the time the offering is conducted and will approve the offering and determine the net asset value pursuant to Section 23 of the 1940 Act prior to the offering.
     In addition, we supplementally advise the Staff that Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), requires any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act to file annual and periodic reports with the Commission. On November 3, 2006, the Company filed Form 8-A, registering the Company’s common stock under Section 12(b) of the Exchange Act. Pursuant to Paragraph (c)(2) under General Instruction A of such form, a registration statement on Form 8-A becomes effective upon the later of receipt by the Commission of certification from the national securities exchange listed in the form or effectiveness of the Securities Act registration statement (in this case, the Company’s Registration Statement on Form N-2). Therefore, the Company will not be subject to the reporting requirement of the Exchange Act until the Commission has received the required certification from the national securities exchange listed in the Company’s Form 8-A or the Commission declares the Registration Statement effective under the Securities Act.
Table of Contents
     COMMENT 4: Please delete the last sentence of the paragraph immediately following the table of contents, or disclose that the Fund will update the disclosure for material changes.

Vincent J. Di Stefano
December 29, 2006

     RESPONSE: In response to the Staff’s comment, we have made the requested change to the Prospectus by deleting the last sentence of the paragraph immediately following the table of contents.
Summary
     COMMENT 5: It appears that the word “we,” as used in the disclosure, applies to at least three different entities; the term “the fund” applies to at least two. Please provide specific definitions of these terms when first used and ensure consistent usage throughout the registration statement.
     RESPONSE: In response to the Staff’s comment, we have revised the disclosure throughout the Prospectus where the use of the term “the fund” was confusing, particularly when describing the formation transactions or discussing the SBIC status of Triangle Mezzanine Fund LLLP, to clearly identify Triangle Mezzanine Fund LLLP as the Existing Fund (using a capitalized defined term). Moreover, we have used the terms “we” and “us” in more generic disclosure about the business where the context would not, in our view, be confusing to investors. We strongly believe that the use of the terms “we” and “us” where used in the context of discussing the business activities (contrasted with discussions of the formation transactions or the SBIC status of Triangle Mezzanine Fund LLLP) is more readable and consistent with the SEC’s plain English mandate.
     COMMENT 6: The descriptions of the formation transactions are vague and confusing. Please revise all descriptions of these transactions in plain English. Please note that the staff may have additional comments regarding the nature and propriety of the formation transactions upon review of the revised disclosure.
     RESPONSE: In response to the Staff’s comment, we have revised the Prospectus to simplify and clarify the description of the formation transactions and have repeated the organizational structural chart in the summary. See pages 5, 6, 25 and 26 of the Prospectus.
     COMMENT 7: Please explain to the staff why Triangle Mezzanine Fund did not register as an investment company prior to filing its Form N-54A. If you believe Triangle Mezzanine Fund did not fall within the ambit of the Act, please explain why.
     RESPONSE: In response to the Staff’s comment, we respectfully submit that Triangle Mezzanine Fund LLLP (which we now refer to as the “Existing Fund” throughout the Prospectus) has not yet filed a Registration Statement on Form N-5 or a BDC election on Form N-54A. The Form N-54A currently on file with the Commission is for the Company (Triangle Capital Corporation). The Existing Fund currently is a private investment company exempt from registration under the Investment Company Act of 1940 (the “1940 Act”) by reason of Section 3(c)(1) of the 1940 Act. The Existing Fund does not currently propose to offer its securities to the public. However, at such time as the Company acquires 100% of the equity interests in the Existing Fund, the Existing Fund will be owned by more than 100 persons by reason of the attribution principle described in Section 3(c)(1)(A). Therefore, it is at the time the Existing Fund is acquired by the Company that it will no longer qualify for the exemption from 1940 Act registration provided by Section 3(c)(1) and will register under the 1940 Act on Form N-5 and file its

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BDC election on Form N-54A. The Existing Fund will not be acquired by the Company unless and until completion of the Company’s initial public offering and SBA approval. If not acquired by the Company, we believe the Existing Fund will continue to qualify for exemption from 1940 Act registration under Section 3(c)(1).
     COMMENT 8: Please disclose the exemptive relief the Fund intends to seek from the Commission. Please explain to us the legal bases for relief.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the Company and the Existing Fund have today jointly filed an application for an order of the Commission pursuant to Sections 6(c), 12(d)(l)(J), 57(c), and 57(i) of, and Rule 17d-1 under, the 1940 Act, granting exemptions from the provisions of Sections 2(a)(3), 2(a)(19), 12(d)(l), 17(a), 18(a), 21(b), 57(a)(1), (2), (3), and (4), and 61(a) of the 1940 Act to the extent necessary to permit the Company and the Existing Fund to operate in accordance with their respective business plans, all as described in the Application. We have sent to you by FedEx a courtesy copy of the filed Application. The Application also requests an order under Section 12(h) of the Exchange Act, granting an exemption for the Existing Fund from being required to report separately under Section 13(a) of the Exchange Act and permitting the Company and the Existing Fund to file consolidated financial statements.
     COMMENT 9: Please define and briefly explain the acronym “EBITDA” in plain English.
     RESPONSE: With respect to the Staff’s request to define and briefly explain the acronym “EBITDA,” we respectfully note that this disclosure is already included in the second paragraph under the heading “Triangle Capital Corporation” on page 1 of the Prospectus.
Our Market Opportunity
     COMMENT 10: Please disclose the date to which the Dunn and Bradstreet data disclosed in this section relate.
     RESPONSE: In response to the Staff’s comment, we have made the requested change. Please see pages 2 and 40 of the Prospectus.
Our Business Strategy
     COMMENT 11: Since the Fund is non-diversified, please revise the paragraph “Maintaining Portfolio Diversification.”
     RESPONSE: In response to the Staff’s comment, we have revised the paragraph “Maintaining Portfolio Diversification” to clarify that we may from time to time hold securities of a single portfolio company that comprise more than 5% of out total assets and/or more than 10% of the outstanding voting securities of the portfolio company. Please see pages 3 and 41 of the Prospectus.

Vincent J. Di Stefano
December 29, 2006

Our Investment Portfolio
     COMMENT 12: Please state that the data in this section has not been audited.
     RESPONSE: In response to the Staff’s comment, we have made the requested change to the introductory paragraph to the table on page 4 of the Prospectus.
     COMMENT 13: Please inform us how the portfolio yield has been calculated, i.e., by the SEC method, or otherwise.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the portfolio’s weighted average yield is determined by taking into account the proportional contribution of each investment in the portfolio relative to the total portfolio as of the measurement date. The summation of the proportional yields equals the weighted average yield. The proportional yield is calculated by multiplying the actual yield by the investment value in proportion to the total portfolio as of the measurement date. In the case of subordinated debt, the yield for each investment is based on the interest rate stated in the debenture as of the measurement date. In the case of an equity investment, the dividend yield, if any, is used to represent the yield. In most cases, the equity investments do not have a yield. The cost basis for each investment as of the measurement date is used to determine each investment’s respective contribution to the total portfolio.
     COMMENT 14: Please include in the table of portfolio holdings a column disclosing the current fair value of each holding.
     RESPONSE: With respect to the Staff’s request to add a column disclosing the current fair value of each holding, we respectfully note that this disclosure is already included in the table included on page 50 of the Prospectus under the section entitled “Portfolio Companies” as well as in the financial statements on pages F-7 through F-11.
     COMMENT 15: Please disclose in the paragraph preceding the table of portfolio holdings that there is no assurance that the portfolio yield will remain at its current level.
     RESPONSE: In response to the Staff’s comment, we have added the requested language in the paragraph preceding the table on page 4 of the Prospectus.
     COMMENT 16: Please clarify whether the PIK interest is securities of the same type, by the same issuer, or otherwise.
     RESPONSE: In response to the Staff’s comment, we have revised the disclosure regarding PIK interest to clarify that such interest involves securities of the same type and by the same issuer. See footnote 2 on pages 4 and 51 of the Prospectus.
     Formation Transactions

Vincent J. Di Stefano
December 29, 2006

     COMMENT 17: Why will the Fund use only “a portion of the net proceeds of the offering” to make new investments? What amount of the offering proceeds will be used to make new investments? For what purposes will the rest of the offering proceeds be used?
     RESPONSE: In response to the Staff’s comment, we have clarified the use of proceeds disclosures on pages 7 and 28 of the Prospectus.
     COMMENT 18: The disclosure in this section indicates that limited partners of the Fund will receive shares of common stock with a value (based on the public offering price per share in this offering) equal to at least $21,250,000. Please clarify how the shares the limited partners will receive will be valued; will the public offering price equal the value, or will the value be a function of the public offering price?
     RESPONSE: In this Pre-Effective Amendment No. 1, we have set the initial public offering price at $15.00 per share and have determined the number of shares to be offered. In that regard, we have fixed the number of shares to be received by the limited partners of the Existing Fund and the members of TML in the formation transactions. In response to the Staff’s comment, we have simplified the disclosure, specified the number of shares to be received by each group of owners of the Existing Fund and clarified the value that the limited partners and general partners will receive in connection with the formation transactions. See pages 5 and 25 of the Prospectus. We have also added a risk factor on page 22 disclosing that the value of the common stock issued in the formation transactions is not based on an independent appraisal or arms-length negotiations with unrelated third parties having no interest in the formation transactions.
     COMMENT 19: Please describe in more detail TML’s “20% carried interest.” The financial statements do not indicate such a contribution by TML to the Fund’s capital. Why will the members of TML receive stock with an aggregate value of $7,500,000?
     RESPONSE: TML is entitled to receive 20% of the profits and capital of the Existing Fund after the limited partners have received a return of their invested capital plus a 7% preferred return. TML received this interest for performing the function of and assuming the risk as general partner of the Existing Fund and did not make a capital contribution. The $7,500,000 fixed value is based on the estimated present value of the 20% carried interest to which TML would be entitled if the Existing Fund continued to operate its present structure. In addition, the formation transactions were approved by 90% of the limited partners after full disclosure of the value to be received by each party involved. We have modified the disclosure on pages 5 and 25 of the Prospectus to more clearly describe the carried interest and its value in relation to the exchange for the Company’s shares.
     COMMENT 20: It appears that you believe that the transfers of Company shares to TML’s members and the former limited partners of the Triangle Mezzanine Fund are not transactions with affiliated persons of the Fund, subject to Section 57 of the Investment Company Act of 1940. If so, please inform us of the legal support for your position.
     RESPONSE: In the formation transactions, the limited partners of the Existing Fund will exchange their limited partnership interests in the Existing Fund for shares of

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December 29, 2006

the Company’s common stock having an aggregate value of $21,250,000. 34 out of 35 limited partners, being entitled to $20,750,000 of the $21,250,000 total value of Company common stock to be issued to the limited partners of the Existing Fund in the formation transactions, are persons who are not described in Section 57(b) or 57(e) of the 1940 Act. Therefore, Sections 57(a) and 57(d) of the 1940 Act do not apply to such exchanges.
     In the formation transactions, the members of TML will exchange their membership interests in TML for shares of the Company’s common stock having an aggregate value of $7,500,000. TML holds a 20% interest (after return of investment and a preferred return to the limited partners) as a general partner in the Existing Fund. Four out of 9 members of TML are persons who are not described in Section 57(b) or 57(e) of the 1940 Act. Therefore, Sections 57(a) and 57(d) of the 1940 Act do not apply to such exchanges.
     Prior to filing the Registration Statement on Form N-2 and the corresponding BDC election on Form N-54A, the Existing Fund, TML and the Company, among others, executed two separate definitive merger agreements providing for the exchange of the limited partnership interests held by the Existing Fund limited partners and the membership interests held by the members of TML, respectively, for shares of the Company’s common stock valued at $21,250,000 and $7,500,000, respectively. Consummation of the formation transactions pursuant to the merger agreements is conditioned only upon completion of the Offering, approval of the SBA and continued accuracy of representations and warranties, all of which are outside the control of the limited partners and TML. Approval of the formation transactions was approved by approximately 90% of the limited partners prior to the time of filing the Registration Statement and BDC election. The partnership agreement of the Existing Fund requires a 75% approval prior to consummation of the transaction, so the Existing Fund attained significantly more than the required approval prior to filing.
     Section 2(a)(34) of the 1940 Act states that: “Sale,” “sell,” “offer to sell,” or “offer for sale” includes every contract of sale or disposition of...a security or interest in a security for value...” Based on the plain meaning of the statute, the limited partners and the members of TML “sold” their respective interests in the Existing Fund and TML to the Company for value at the time they entered into a definitive agreement, the consummation of which is outside their control. Insofar as the merger agreements were executed and delivered prior to the filing of the 1933 and 1940 Act registration statement and the BDC election, Section 57 does not apply.
     We believe this position is strongly supported by the no-action letter position taken by the Staff of the Division of Corporation Finance in Black Box, Inc. (June 26, 1990). In Black Box the Staff concluded that for purposes of Rule 152 under the 1933 Act, a private offering is completed at such time as the purchasers in that offering are unconditionally bound to execute their purchase subject only to the satisfaction of specified conditions that are not within their control, including completion of a second offering. While this no-action letter arose in a different legal context involving the potential integration of a private offering of securities with a public offering, the underlying legal principle is the same; the opportunity for investors to be harmed by the acts of parties to a related transaction are

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substantially eliminated when the related transaction and its parties become subject to a contract that is conditioned upon events outside their control. In other words, there is no opportunity for over-reaching in such a situation.
     In the context of the formation transactions, the definitive merger agreements were executed prior to the filing of the registration statement and BDC election. The execution of the merger agreements, including all the economic terms of the formation transactions, were approved by limited partners holding approximately 90% of all the limited partnership interests in the Existing Fund. The consummation of the transactions contemplated by the merger agreements, namely the exchange of interests in the Existing Fund and TML for common stock in the Company, is conditioned only upon completion of the offering, SBA approval and continued accuracy of limited representations and warranties contained in the merger agreements. Those conditions are all outside the control of the parties. Therefore, the merger transactions are effectively completed, subject only to physical closing. There is absolutely no opportunity for overreaching on the part of any party.
     We believe that a transaction virtually identical to the formation transactions described in the registration statement has been permitted by the Staff of the Division of Investment Management; namely the Sirrom Capital Corporation initial public offering on February 6, 1995. Sirrom Capital Corporation involved the acquisition by a BDC of an existing limited partnership that was registered as an SBIC. As stated on page 8 of the final prospectus filed under Rule 497(h) under Registration Statement Nos. 33-86680 and 814-154: “The Company is the successor to Sirrom Capital, L.P., a Tennessee limited partnership (the “Partnership”), that was organized under the laws of Tennessee in 1991. Pursuant to a conversion consummated on February 1, 1995, all partners of the Partnership (the “Partners”) transferred their partnership interests to the Company in exchange for the issuance of 5,000,000 shares of Common Stock...” At the time of such transfer, Sirrom Capital, L.P. had a loan portfolio of approximately $72.3 million. In the conversion described above, John A. Morris, Jr., Chairman of the Board of Sirrom Capital Corporation, who with respect to Sirrom Capital Corporation was clearly a person described in Section 53(b), received approximately 36.1% of the common stock issued in the conversion. The conversion occurred on February 1, 1995. The registration statement and BDC election on Form N-54A were filed on November 22, 1994.
     We further believe that the underlying policy of Sections 17 and 57 of the 1940 Act are to prevent overreaching by persons in control of a registered investment company or a BDC, and such policy is not implicated by the formation transactions described in the Prospectus. At the time the merger agreements were executed by the registrant and the other parties, the registrant had no assets and no shareholders. The limited partners of the Existing Fund, who are the parties most vulnerable to overreaching by the affiliated persons, approved the transactions by a 90% majority vote of all limited partnership interests, after full disclosure of the economics of the formation transactions. The formation transactions are fully described in the Prospectus.
     We also believe that to strictly apply Section 57 in this context would either substantially impede or eliminate altogether the ability to execute a transaction pursuant to

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which an unregistered fund (particularly one exempt under Section 3(c)(1) of the 1940 Act) becomes a registered fund. In virtually every case, unregistered funds are organized as partnerships or limited liability companies taxed as partnerships for federal income tax purposes. When such funds desire to increase their investor pools and become subject to the registration and reporting provisions of the 1940 Act and, in the case of a BDC, the reporting provisions of the Exchange Act and listing standards of national securities exchanges, they are generally required to adopt a corporation entity structure. Requiring such funds to follow the exemptive order process set forth in Section 17(b) and 57(c) creates a substantial risk that legitimate opportunities to raise capital will be missed while funds are waiting for exemptive relief at the time of their initial formation, without any measurable benefit to investor protection.
     Accordingly, based on the plain meaning of the statute, analogous no-action letter authority contained in Black Box, Inc. and its progeny, the Division of Investment Management staff’s prior acceptance of an almost identical transaction in Sirrom Capital Corporation, and compelling policy reasons, we believe that the formation transactions involving the directors and officers of the Company after the offering are not subject to the prohibition of Sections 57(a) or 57(d).
The Offering
     COMMENT 21: It appears from the disclosure regarding use of the proceeds of the offering that the Fund will receive the proceeds of the offering and will invest them through a subsidiary that is not wholly-owned by the Fund. Accordingly, please inform us whether the registrant is relying on the exemption from Section 12(d)(1)(a) and (c) of the Act provided by Rule 60a-1 under the Act, and if so, how the reliance can be successful when the subsidiary in question is not wholly-owned.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the Company is relying on the exemption from Section 12(d)(1)(a) and (c) of the 1940 Act provided by Rule 60a-1 under the 1940 Act. Pursuant to Section 2(a)(43) of the 1940 Act, the term “wholly-owned subsidiary” means an entity, 95% or more of the outstanding voting securities of which are owned by another entity. Upon consummation of the Company’s initial public offering and the formation transactions described in the Prospectus, the Company will own 100% of the outstanding voting interest in the Existing Fund (a 99.9% limited partnership interest and a 0.1% General Partnership interest), and, therefore, the Existing Fund is a wholly owned subsidiary as defined in Section 2(a)(43) of the 1940 Act.
Selected Financial and Other Data
     COMMENT 22: Please add a line item to this table disclosing expense ratios.
     RESPONSE: In response to the Staff’s comment, we have added expense ratios for all presented accounting periods on pages 10 and 32 of the Prospectus. We supplementally advise the Staff that we have computed the ratios based on actual expenses from the historical financial statements of the Existing Fund and the actual average monthly net

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asset value of the Existing Fund as determined from the accounting records of the Existing Fund. We believe this is the most meaningful presentation of the requested information.
Fees and Expenses
     COMMENT 23: Please move the Fee Table and Example to precede the Selected Financial Data on the previous two pages. See General Instruction 1 to Parts A and B of Form N-2.
     RESPONSE: In response to the Staff’s comment, we have moved the Fee Table and Example to precede Selected Financial and Other Data. Please see page 9 of the Prospectus.
     COMMENT 24: Please remove the footnotes from between the Fee Table and Example and insert them immediately after the Example.
     RESPONSE: In response to the Staff’s comment, we have made the requested change. Please see page 9 of the Prospectus.
     COMMENT 25: Please include the line item for dividend reinvestment plan expenses in Stockholder Transaction Expenses, rather than Annual Expenses. See Form N-2, Item 3.
     RESPONSE: In response to the Staff’s request to include the line item for dividend reinvestment plan expenses in Stockholder Transaction Expenses, rather than Annual Expenses, we respectfully note that this line item is already included under Stockholder Transaction Expenses in the table included on page 9 of the Prospectus.
     COMMENT 26: If the Fund intends to increase its use of leverage subsequent to the conclusion of this offering, please disclose in the Fee Table the resulting increase in expenses to be borne by the Fund’s shareholders. Also, please delete the word “may” from Footnote 6, and state that the Fund will borrow to leverage.
     RESPONSE: In response to the Staff’s comment, we have changed the word “may” to “will” in Footnote 6 to the Fee Table. Please see page 9 of the Prospectus. We respectfully inform the Staff that the Company does not expect to incur additional leverage until the net proceeds of the offering have been fully invested, and we have disclosed throughout the Prospectus that the investment of the net proceeds could take twelve months or more. The Company cannot predict how much, if any, additional funds it will borrow at that time or what prevailing rates of interest would apply to any such debt. Therefore, it is not practicable at this time, and potentially misleading to investors, to ascribe a number to the potential increase in expenses to be borne by the Company’s shareholders due to future borrowings. We respectfully submit that the Prospectus contains adequate disclosure of the current effect of existing leverage and the potential risks surrounding the use of leverage in the future.
     COMMENT 27: Please confirm that no fees will be paid to the underwriters other than those referenced in Footnote 1 to the Fee Table.

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December 29, 2006

     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that no fees will be paid to the underwriters other than those referenced in Footnote 1 to the Fee Table.
     COMMENT 28: Please note that the staff anticipates providing additional comments pertaining to the Fund’s financial statements under separate cover.
RESPONSE: We acknowledge the Staff’s comment.
     In addition, please be advised that a need for a classification adjustment was identified in the financial statements for the year ended December 31, 2005. It was determined that the investment in Porter’s Group, LLC was originally classified as a “control” investment and should have been classified as an “affiliate” investment. This correction impacted the classification of Affiliate and Control Investments in the December 31, 2005 Balance Sheet (but did not impact Total Investments at Fair Value) and the classification of Affiliate and Control Loan Interest, Fee and Dividend Income in the Statement of Operations (but did not impact total Loan Interest, Fee and Dividend Income). We have made this correction in the Amendment.
     We further advise the Staff that Amendment No. 1 contains financial statements for the Existing Fund as of and for the periods ended September 30, 2005 and 2006, and that such financial statements as of and for the period ended September 30, 2006 have been audited.
Risk Factors
     COMMENT 29: Please identify the entity which will assist the board in determining the fair value of the Fund’s investments. Please disclose that the determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective. Please also disclose any conflicts of interest attendant with the fair valuation process.
     RESPONSE: In response to the Staff’s comment, we have identified Duff and Phelps, LLC on page 11 of the Prospectus as the entity that initially will assist the Company’s board of directors in determining the fair value of the Company’s investments. We have also expanded the discussion under this risk factor to provide the Staff’s requested disclosure regarding the subjective nature of the Board’s determination of fair value and the inherent conflicts of interest attendant with the fair valuation process.
     COMMENT 30: Please explain how the Fund will be able to issue $124.4 million in debentures and simultaneously meet the asset-coverage requirements of the Act. Also, please inform us whether the applicable SBA regulations contain asset coverage requirements and, if so, how the registrant will comply with them.
     RESPONSE: The Existing Fund is permitted by SBA rules to issue debentures, guaranteed by the SBA, in an amount equal to 300% of its regulatory capital (generally defined as its “paid in capital”) up to a maximum amount set forth in the SBA rules, which maximum amount is indexed for inflation. For 2006, the maximum amount is $124.4 million. Under Section 18(k) of the 1940 Act, the provisions of subparagraphs (A) and (B)

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of paragraph (1) of subsection (a) (i.e. the asset coverage provisions and the dividend prohibition provisions) do not apply to investment companies operating under the Small Business Investment Act of 1958, which covers SBICs such as the Existing Fund. Therefore, notwithstanding the Existing Fund’s registration under the 1940 Act and election to be treated as a BDC, the leverage limitations in Section 18 do not apply, and the Existing Fund’s leverage will be limited only by the leverage provisions of Section 107.1150 of the SBA Rules.
     COMMENT 31: With respect to the chart illustrating the effect of leverage on investment returns, please disclose the interest rate on borrowed funds assumed.
     RESPONSE: In response to the Staff’s comment, we have noted that we have used our weighted average annualized interest cost as the assumed interest rate on borrowed funds. Please see page 14 of the Prospectus.
     Provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock
     COMMENT 32: Please disclose under what conditions the Board of Directors may authorize issuance of shares of stock without shareholder action, and describe what findings, if any, the Board of Directors must make before issuance.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that under the Company’s Articles of Incorporation, the board of directors may, without shareholder approval, amend the charter from time to time to increase or decrease the number of authorized shares of any class or series of stock that the Company has authority to issue. A vote of the majority of the board of directors is necessary to take such action.
     We intend to file Articles of Amendment and Restatement to amend and restate the Company’s charter. In the Articles of Amendment and Restatement, the board of directors also may authorize the issuance from time to time of shares of any class or series of the Company’s stock for such consideration as the board of directors deem advisable, subject to such limitations or restrictions, if any, that are set forth in the charter or bylaws of the Company. The board of directors may from time to time classify and reclassify unissued shares of common stock into one or more classes or series of stock and cause issuance of such shares without stockholder approval. Prior to the issuance of classified or reclassified shares of any class or series, the Board by resolution must: (a) designate that class or series to distinguish it from all other classes and series of stock of the Company; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the express terms of any class or series of stock of the Company outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Company to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of stock set or changed may be made dependent upon facts or events ascertainable outside the charter (including determinations by the board of directors or other facts or

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events within the control of the Company) and may vary among holders thereof. The manner in which such facts, events or variations shall operate upon the terms of such class or series of stock must be clearly and expressly set forth in the articles supplementary or other charter document. The authority of the Board under the Articles of Incorporation will at all times be subject to the provisions of the 1940 Act, including Section 18.
     COMMENT 33: It appears to us that the effect of each of the Maryland Business Combination Act and the Maryland Control Share Acquisition Act is inconsistent with the requirements of Section 18(i) of the Act. In your response letter, the Fund should undertake to notify the SEC’s staff before altering any of its resolutions or bylaws in such a manner so as to subject the Fund to either the Maryland Business Combination Act or the Maryland Control Share Acquisition Act. Also in your response letter, the Fund should undertake to file a current report on Form 8-K with the SEC after Board approval, but prior to the effective date, of any such change to its resolutions or bylaws.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that Subtitles 6 and 7 of the Maryland General Corporation Law generally provide that those Subtitles do not apply to closed-end investment companies registered under the 1940 Act unless the board of directors adopts a resolution (after June 1, 2000) electing to be subject to the provisions of such Subtitles, in which event the election will not be effective with respect to any business combination with an interested stockholder or person holding control shares, as the case may be, prior to the adoption of such election. Because of the statutory exclusion of closed-end investment companies described above, the Company has not included any provision in its Articles of Incorporation or bylaws addressing such statutes, and the disclosure in the Prospectus has been amended to remove such references.
     We respectfully submit that it is still an open question as to whether or not the Maryland statutes cited above violate the provisions of Section 18(i) of the 1940 Act. We are advised that such issue is the subject of ongoing litigation and discussion between the staff and the investment company bar, and we are not aware of a regulatory basis for such an undertaking. The Company will certainly exercise extreme caution in taking any such action so as to avoid violating the 1940 Act.
Forward-Looking Statements
     COMMENT 34: This section attempts to limit liability for forward-looking statements. Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934. Please revise the disclosure accordingly.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the Company is aware that the safe harbor for forward-looking statements is not available in connection with this offering. However, we respectfully submit that the referenced disclosure is, nevertheless, appropriate in light of the protection for forward-looking statements provided by Rule 175 under the Securities Act and the “bespeaks

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caution” doctrine. In response to the Staff’s concern, we have revised the disclosure to clarify that forward-looking statements in the Prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995. See page 24 of the Prospectus.
Managerial Assistance to Portfolio Companies
     COMMENT 35: This paragraph states that the Fund or another person or entity will provide managerial assistance on behalf of the Fund to portfolio companies that request assistance. Please disclose the identities of all potential providers of managerial assistance to portfolio companies. Please supplementally inform us whether the Fund or portfolio companies will pay for managerial assistance provided to portfolio companies.
     RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 48 of the Prospectus to clarify that the Company’s senior management team will provide managerial assistance to the portfolio companies. In some instances, the portfolio company may pay the Company a fee for these services.
Dividend Reinvestment Plan
     COMMENT 36: The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan and that these shares will be issued at the market price per share. Section 23(b) of the Act provides that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund’s net asset value.
     RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the third paragraph on page 61 of the Prospectus to clarify that the Company intends to use primarily newly issued shares to implement its Dividend Reinvestment Plan, so long as the Company’s shares are trading at or above net asset value. If the Company’s shares are trading at or below net asset value, the Company will purchase shares in the open market in connection with implementation of the plan.
Control Share Acquisitions
     COMMENT 37: The first sentence of the fourth paragraph states that, if the voting rights are not approved or the acquiring person does not deliver an acquiring person statement, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have been previously approved. Please explain how this provision is consistent with Section 23(c) of the Investment Company Act.
     RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the last paragraph under “Control Share Acquisitions” on page 66 of the Prospectus to clarify that the Control Share Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company unless the board of directors adopts a resolution that the corporation will be subject to the Control Share Act. Our board of directors has not adopted and does not presently intend to adopt such a resolution. In addition, please refer to our response to comment 33 above.

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Formation; Business Development Company and Regulated Investment Company Elections
     COMMENT 38: Please disclose the status of the Fund’s request for the written consent of the SBA regarding the formation transactions. What will happen if the SBA does not consent to the transactions? Please disclose all attendant risks.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the Company has retained special SBA counsel to work on the SBA’s approval of the formation transactions. In addition, as disclosed on page 26 of the Prospectus, the consummation of the offering and the formation transactions is conditioned on the SBA’s approval of such transactions; therefore, the Company believes that the requested risk disclosure would not be necessary.
     COMMENT 39: Is Triangle Capital Partners a registered investment adviser?
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that Triangle Capital Partners is not a registered investment adviser.
     COMMENT 40: It appears from the disclosure in this section that a BDC is issuing securities to affiliates to extinguish a liability. Is this the case? If so, how does this action comply with the requirements of Sections 23 and 63 of the Act?
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the Company is not issuing securities to affiliates to extinguish a liability and we have revised the disclosure on pages 5 and 25 to clarify that the common stock being issued in the formation transaction will be in exchange for an equivalent value consisting of interests in Triangle Mezzanine LLC.
     COMMENT 41: Please explain to us why you believe that the payment of an intra-company management fee may be permissible under the Act.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the Company acknowledges that the payment of an intra-company management fee may be impermissible under the 1940 Act and therefore has included this proposed arrangement in the Company’s application for exemption discussed in the Company’s response to comment 8 above.
     COMMENT 42: Why will the partnership interests of the limited partners of the fund be exchanged for stock with a value based on the offering price, rather than the fair value of the interest acquired?
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that the fixed value of $21,250,000 was negotiated among the general partner and the limited partners of the Existing Fund. Given the fact that the Company has fixed the initial public offering price at $15.00 per share in Amendment No. 1, we have likewise stated the fixed number of shares that will be issued to the limited partners in exchange for their

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limited partnership interests. We have clarified and simplified the disclosure of the formation transactions on pages 5 and 25 of the Prospectus.
Selected Financial and Other Data
     COMMENT 43: This disclosure contains performance information for Triangle Mezzanine Fund, an unregistered entity not subject to the requirements of the Act. Accordingly, it must be deleted unless the registrant can meet the conditions set for in MassMutual Institutional Funds (September 28, 1995).
      RESPONSE: In response to the Staff’s comment and in light of Comment 48 below, we respectfully submit that we believe that the Prospectus would be incomplete and misleading absent historical financial statements of the Existing Fund. The Existing Fund has been capitalized and investing since 2003 and currently has investments in 17 portfolio companies. Upon consummation of the IPO, the purchasers of common stock in the IPO will own approximately 65% of all outstanding shares of the Company’s common stock, and the Company will own 100% of the Existing Fund. Accordingly, the IPO investors will indirectly own approximately 65% of the Existing Fund. It would be contrary to the policy of investor protection for investors to invest in an existing fund having an established financial reporting history without providing such investors with available historical financial statements.
     We supplementally advise the Staff that the Company is relying on SEC No Action Letter MassMutual Institutional Funds (publicly available September 28, 1995). In the MassMutual letter the SEC staff permitted a newly formed registered investment company to include in its registration statement the performance figures of unregistered separate investment accounts (“SIA”) that merged into the registered investment company. This was premised on the representations that each series of the registrant was managed in a manner that was in all material respects equivalent to the management of the corresponding SIA, and the SIAs were created for purposes entirely unrelated to the establishment of a performance record. The Company was formed to acquire the Existing Fund, which will be wholly owned, and the Company’s investment assets will include only its interests in the Existing Fund, the New General Partner and short term cash equivalents. Thus, the inclusion of the prior performance of the Existing Fund in the Company’s registration statement is consistent with the SEC staff’s position articulated in the MassMutual letter.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations
     COMMENT 44: Much of the disclosure in this section relates to an entity operating outside of the Commission’s regulatory scheme. Please review and revise this disclosure in light of the previous comment.
     RESPONSE: In response to the Staff’s comment, please refer to our response to comment 43 above.
General

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     COMMENT 45: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
     RESPONSE: We note the Staff’s comment and, where changes have been made in response to a comment, we have made corresponding changes, to the extent appropriate, throughout the Prospectus.
     COMMENT 46: Please advise us if you have submitted or expect to submit an exemptive application (other than that disclosed in the prospectus) or no-action request in connection with your registration statement.
     RESPONSE: In response to the Staff’s comment, we supplementally advise the Staff that in addition to the exemptive application described above, the Company expects to apply for exemptive relief from the SEC to permit the Company to grant options to purchase shares of its common stock to its independent directors as a portion of their compensation for service on the Company’s board of directors and to permit the Company to grant restricted stock or other non-option stock-based compensation in exchange for or in recognition of services. See the paragraph at the top of page 58 of the Prospectus.
     COMMENT 47: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
     RESPONSE: In response to the Staff’s comment, concurrently herewith we have filed Pre-Effective Amendment No. 1 to the Registration Statement.
     COMMENT 48: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     RESPONSE: In response to the Staff’s a comment, we supplementally advise the Staff that we will provide the Staff with a letter acknowledging the foregoing at the time of a written request for acceleration of the effective date of the Registration Statement.
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     Please direct any further questions or comments concerning the Amendment or this response letter to the undersigned at (901) 543-5901 or Helen W. Brown at (901) 543-5918.
Sincerely,
/s/ John A. Good
John A. Good
Cc:	Steven Lilly Garland Tucker Rob Rosenblum